Will H. Cai

+852 3758 1210

wcai@cooley.com

December 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Priscilla Dao, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 8 to Draft Registration Statement on Form F-4 Submitted on November 23, 2022 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments (“Comments”) provided via telephone on December 16, 2022, relating to certain accounting and other issues associated with Bitdeer Technologies Holding Company (“Bitdeer”)’s USDT lending and purchase of the Type B wealth management product.

Set forth below are the Company’s responses to the Comments. The Comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 8 to Draft Registration Statement (“DRS/A”) on Form F-4 submitted via EDGAR on November 23, 2022.

Questions on USDT Lending

1.	Please provide a summary of USDT lending arrangements and explain how these differ from the previously disclosed USDC lending.

The Company respectfully advises the Staff that as a general matter, USDC lending and USDT lending are subject to the same contractual terms, except for the type of cryptocurrencies involved, the term of lending, and the interest rate. Both USDC and USDT lending are short-term transactions, with a tenure of typically less than three months. The interest rate is subject to the prevailing market conditions. The terms of lending and interest rate for Bitdeer’s USDC lending and USDT lending have been disclosed on page F-60 of the DRS/A.

A copy of the representative agreement for USDT lending will be supplementally provided to the Staff.

December 21, 2022

2.	Please explain how Bitdeer acquired USDT and provide a similar flow chart as provided before.

USDT Lending

Notes:

(1)	Bitdeer chose to convert 11 mil USDT through Matrixport Group Sub 1 (which is responsible for OTC businesses and is not the borrowing entity), but is not required to convert USDT through Matrixport Group in order to participate in the USDT lending to Matrixport Group. The converted 11 mil USDT, together with 4 mil USDT in Bitdeer’s wallet (which was received from Bitdeer’s operations), were used to participate in USDT lending.

(2)	Bitdeer instructed Matrixport Group Sub 1 to transfer 11 mil USDT to a designated wallet address provided by Matrixport Group Sub 2 (i.e., the borrowing entity) (the “Designated Wallet”) pursuant to the credit loan agreement.

(3)	Bitdeer directly transferred 4 mil USDT from its wallet to the Designated Wallet.

(4)	Matrixport Group Sub 2 transferred the principal and interest in USDT to Bitdeer. Because Bitdeer generally does not hold cryptocurrencies, it promptly converted USDT into fiat currencies following receipt.

3.	Please explain whether Bitdeer borrowed USDT for the purpose of lending.

The Company respectfully advises the Staff that Bitdeer has not borrowed USDT for the purposes of USDT lending.

Bitdeer participated in USDT lending to Matrixport Group primarily as a mean to optimize its cash management cycle, by converting cash not otherwise used in Bitdeer’s operating activities into cryptocurrencies for participation of cryptocurrency lending that generates a higher return, in addition to direct deposits of fiat currencies at fixed rates, as disclosed on page 198 of the DRS/A. To the extent that Bitdeer receives cryptocurrencies from its operating activities, it may also occasionally use such cryptocurrencies to participate in cryptocurrencies lending to save the expenses and time involved in conversion of cryptocurrencies into fiat currencies.

4.	Please advise whether Bitdeer is required to purchase USDT from Matrixport.

The Company respectfully advises the Staff that Bitdeer is not required to acquire USDT from Matrixport Group in order to participate in the USDT lending to Matrixport Group.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

5.	Please explain the borrower’s purpose of borrowing the USDT, how does the borrower use it, and why the arrangement is short-term.

The Company respectfully advises the Staff that, as stated in the USDT lending agreement, borrowing the USDT from Bitdeer is within the ordinary course of business of the borrower, who has a need for credit loans. The short-term arrangement is for the benefit of Bitdeer’s liquidity.

6.	Please further illustrate the rights and restrictions of the borrowers under the lending arrangements.

The Company respectfully advises the Staff that it has submitted in its response letter dated November 23, 2022 a table summarizing the material rights and obligations of Bitdeer and Matrixport Group under the USDT loan and the Type B wealth management product. The table is set forth below for the Staff’s reference.

	USDT loan arrangement	Type B wealth management product investment arrangement
Bitdeer’s material rights	Right to receive the principal and interest from the loan upon due date	Right to make withdrawals partly or in whole in USDT for the USDT deposited plus interest at any time after a successful deposit of USDT. The interest is at a rate advertised on the Matrixport platform.
Bitdeer’s material obligations	Obligation to provide the loan	Obligation to deposit
Matrixport Group’s material rights	Right to receive loan proceeds upon signing of the agreement

Right to use the USDT deposited for the purposes of Matrixport Group’s own business and for its own account;

Right to adjust the interest rate; and

Right to amend the agreement, suspend or terminate any ongoing Type B wealth management product arrangements, including suspending withdrawals where required by applicable law or regulation or by a court, regulatory or supervisory authority having jurisdiction over Matrixport Group.

Matrixport Group’s material obligations	Obligation to make timely repayment in amount matching the loan amount plus interest; and Obligation to pay overdue interest, as well as pay other relevant fees arising from overdue repayment (if any)	Upon receiving the withdrawal request, obligation to pay Bitdeer the amount Bitdeer requests to withdraw, which, at maximum, would be the total amount deposited plus interest accrued.

The Company notes that there are no restrictions on the borrower’s use of USDT.

7.	Please provide the term of these lending arrangements.

The Company respectfully advises the Staff that the term of the USDT lending is less than three months (specifically, 88 days from the lending day).

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

8.	Please advise whether there are options or put rights under the lending arrangements.

The Company respectfully advises the Staff that there are no call options or put rights in the USDT lending arrangements.

9.	Please provide more information about the interest on the loan.

The Company respectfully advises the Staff that the interest is fixed and calculated as a percentage (i.e., annual rate) of the principal times the term of the loan. In the second quarter ended June 30, 2022, Bitdeer entered into two USDT lending transactions with Matrixport Group, in the amount of 5 million USDT and 10 million USDT, respectively. The annual rate for 5 million USDT loan is 7.5%. The annual rate for the 10 million USDT loan is 5%.

10.	Please explain whether there is collateral under the lending arrangements.

The Company respectfully advises the Staff that there is no collaterals in the USDT lending arrangements.

11.	Please provide the accounting policy for the initial and subsequent measurement of the operating lease (as USDT lending is accounted as operating lease). Please explain whether it takes into account the change in the value of USDT, and how credit risk is considered.

The Company respectfully advises the Staff the following:

The USDT lending is accounted for as an operating lease, and the initial and subsequent measurement of the operating lease follows lessor accounting for operating lease under IFRS 16.

For initial measurement, the USDT loaned is not derecognized, as analyzed in the Company’s response to comment 7 in the letter dated November 23, 2022, and remains in Bitdeer’s statement of financial position. The balance is included in the cryptocurrency account and continue to be accounted for at cost following the accounting policy of cryptocurrency pursuant to IFRS 16 paragraph 88. For subsequent measurement, as the lessor, Bitdeer recognizes lease income (or interest income) on a straight-line basis over the term of the lease pursuant to IFRS 16 paragraph 81. In addition, according to IFRS 16 paragraph 85, Bitdeer applies IAS 36 to determine whether the USDT has been impaired.

Bitdeer considers two major risks associated with this type of arrangement, namely the price risk associated with the price changes of USDT, and the credit risk associated with the risk of collection from Martixport Group. These risks are considered within the scope of IAS 38 which refers to IAS 36, impairment of assets.

For the price risk of USDT, Bitdeer assesses whether there is any indication that the USDT is impaired by looking at the fair value of USDT and whether there is an adverse change in the market or legal environment that impacts the value of USDT. For the credit risk, Bitdeer assesses whether there is any indication that Matrixport Group is not able to return the leased asset (repay the USDT loaned) by evaluating the financial soundness, system security as well as any adverse indications in operations (such as Matrixport Group’s failure to repay other lenders) of Matrixport Group on a regular basis. If such indication exists, Bitdeer will write down the carrying amount of the USDT to the recoverable amount. Bitdeer has made disclosures of the relevant risks in Note 4 a(i), a(iii) and b to the audited combined and consolidated financial statements on pages F-91, F-92 and F-93 of the DRS/A.

During the periods covered by the audited and unaudited combined and consolidated financial statements, the volatility of USDT prices was relatively stable, and the effect of change in value of USDT was immaterial. The amount of lease income recognized is also immaterial.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

Questions on Type B Wealth Management Product

1.	Please provide a summary of the Type B wealth management product and explain how these differ from the previously disclosed Type A wealth management product.

Type B wealth management product allows the “users” to deposit their digital assets into Matrixport Group’s designated account and allows Matrixport Group to use the deposited digital assets for the purposes of its own business and for its own account, which may include Matrixport Group advancing collateralized loans, margin loans and other loans. A user will have right to the principal amount it deposited plus interest, calculated based on an interest rate that varies with the demand and supply of a particular cryptocurrency. This Type B wealth management product is subject to credit risk. As disclosed on page F-60 of the DRS/A, the deposit is not protected by any deposit insurance scheme, and Bitdeer may lose some or all of the amount deposited in extreme market conditions.

From a user’s perspective, the user invested digital assets into one or more designated accounts held under the name of Matrixport Group.

•	Under Type A wealth management product, the designated accounts trade underlying digital assets. Accordingly, Bitdeer’s investment represents its units of interest or shares of interest in the trading accounts, and a contractual right to return in the performance of the trading account.

•	Under Type B wealth management product, the designated accounts are not used for trading. Instead, as discussed above, digital assets in the accounts will be used for the purposes of Matrixport Group’s own business and for its own account, which may include Matrixport Group advancing collateralized loans, margin loans and other loans. Bitdeer’s investment represents a contractual right to the principal amount it deposited and right to interest generated.

A copy of the representative agreement for the Type B wealth management product will be supplementally provided to the Staff.

2.	Please explain (1) the purpose of the lending and the wealth management product being with the same counterparty; (2) whether there is any change in the relationship with Matrixport; (3) whether the USDT was purchased from Maxtrixport to purchase Type B product and whether it is a requirement to purchase USDT from Matrixport; (4) whether the product can be purchased with considerations other than USDT; and (5) how Bitdeer considers whether any of the arrangements with Matrixport should be combined.

The Company respectfully advises the Staff the following:

In response to paragraph (1), both lending and wealth management product are offered by Matrixport Group in its ordinary course of business. They are among a variety of products offered by Matrixport Group on its website, and operated by different departments within Matrixport Group. Bitdeer had looked for safer products with a relatively higher return in the market. The transactions are independent from each other. The decision to enter into each of the lending and wealth management arrangements was independently made.

In response to paragraph (2), there has been no change in the relationship with Marixport Group, except that the lending to or the wealth management product purchased from Matrixport Group have declined in amount since the second half of 2022 due to the market condition. Bitdeer expects to collect or fully redeem all lending or wealth management products previously purchased from Matrixport Group by the end of December of 2022 and Bitdeer does not foresee any issues with such collection or redemption. In light of recent concerns over the lack of regulations with regards to digital asset based products in general, Bitdeer does not anticipate to enter into any digital asset based lending or wealth management products with Matrixport Group or otherwise, unless there is regulation of such product by a competent authority to scrutinize the product design and related investment activities, which helps to ascertain the transparency in the market value of such products as well as the risk level they are associated with.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

In response to paragraph (3), part of the USDT were purchased from Matrixport Group, but Bitdeer was not required to purchase USDT from Matrixport Group in connection with its purchase of the wealth management product.

In response to paragraph (4), Type B wealth management products offered by Matrixport Group provide different interest rates for different underlying cryptocurrencies. The Type B wealth management product that Bitdeer purchased from Matrixport Group in the second quarter of 2022 was denoted in USDT, and cannot be purchased with considerations other than USDT.

In response to paragraph (5), Bitdeer does not believe that the arrangements with Matrixport Group should be combined, because each transaction is independent from each other and offered by Matrixport Group in its ordinary course of business. Further, the amount in one transaction does not depend on the amount or the performance of the other transaction. In addition, as discussed above, the decision to enter into each of the lending and wealth management arrangements was independently made.

3.	Please provide a flow chart reflecting the flow of funds, cash and digital assets.

Wealth Management Product

Notes:

(1)	Bitdeer chose to convert the remaining 50 mil USDT through Matrixport Group Sub 1 (which is responsible for OTC businesses), but is not required to convert USDT through Matrixport Group Sub 1 in order to purchase the wealth management products offered on Matrixport app. The converted 50 mil USDT, together with 10 mil USDT in Bitdeer’s wallet (which was received upon the redemption of another Type A wealth management product in the amount of 10 mil USDT purchased by Bitdeer, as disclosed on page F-60 of the DRS/A), were used to purchase the 60 USDT Type B wealth management product.

(2)	Matrixport Group Sub 1 transferred 50 mil USDT to Bitdeer.

(3)	Bitdeer transferred a total of 60 mil USDT (consisting of 50 mil USDT transferred from Matrixport Group Sub 1 and 10 mil USDT already in Bitdeer’s wallet) to its designated address on Matrixport app and instructed the purchase of the wealth management product.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

(4)	Upon redemption of the wealth management product by Bitdeer, the principal and interest in USDT were returned to Bitdeer’s designated account on Matrixport app and were available for withdrawal.

(5)	Bitdeer withdrew USDT and promptly converted USDT into fiat currencies following receipt.

4.	Please explain whether Bitdeer borrows USDT for the purpose of purchasing the wealth management products.

The Company respectfully advises the Staff that Bitdeer did not borrow USDT for the purposes of purchasing the Type B wealth management product.

Similar to the reason for Bitdeer to participate in USDT lending, Bitdeer purchased the Type B wealth management product primarily as a mean to optimize its cash management cycle, by converting cash not otherwise used in Bitdeer’s operating activities into cryptocurrencies for participation of cryptocurrency wealth management products that generates a higher return, in addition to direct deposits of fiat currencies at fixed rates, as disclosed on page 198 of the DRS/A.

5.	Please provide the legal form of the wealth management products and advise whether they are registered securities.

The Company respectfully advises the Staff that, as explained in response to comment 1 above, Matrixport Group offers the Type B wealth management product and manages all USDT deposited in the Type B wealth management product in one or more designated accounts under the name of Matrixport Group. The Type B wealth management product is established to utilize USDT to seek returns from Matrixport Group’s own business operation, include advancing USDT loans. Bitdeer’s investment represents a contractual right to the principal amount it deposited and right to interest generated.

The Type B wealth management product does not represent interest in a legal fund vehicle, and is not a registered security.

6.	Please provide the terms of these wealth management products and explain whether there is any maturity or renewal term.

The Company respectfully advises the Staff that there is no fixed term or maturity for the Type B wealth management product. The USDT invested can be deposited and withdrawn at any time.

7.	Please provide the redemption terms of these wealth management products and explain whether any fee would be incurred associated with redemption. Please provide and make explanation if there is any other fee associated with the products.

The Company respectfully advises the Staff that there is no fee associated with redemption; and there is no fee otherwise associated with the product.

8.	Please explain how interest of these wealth management products is calculated.

The Company respectfully advises the Staff that the interest will be calculated based on the real-time interest rate announced by Matrixport Group on the Matrixport platform on an hourly basis. Pursuant to the contract, the interest rate will vary based on Matrixport Group’s demand for each digital asset and the supply of that digital asset. Based on the interest rate, investors may decide whether to redeem. The agreement for the Type B wealth management product is silent on whether Matrixport Group needs to maintain a positive interest rate. However, the Company did not experience any negative interest rate historically.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

9.	Please illustrate and compare the accounting policies adopted for the Type A wealth management products with the Type B wealth management products.

In response to the Staff’s comment, the Company respectfully submits the following:

	Type A wealth management product (see details in the response to comment 3 in the response letter dated November 3, 2022)	Type B wealth management product (see details in the response to comment 7 in the response letter dated November 23, 2022)	Reason for difference
Recognition upon purchase or transfer of USDT	Represent the right to receive USDT and a receivable with an embedded derivative is recognized	USDT is not derecognized and continues to be recognized as cryptocurrency

For type A wealth management product, the USDT is paid to Matrixport Group to exchange for interest in Matrixport Group’s trading account. Upon such exchange, Matrixport Group obtains the control of the USDT as Matrixport Group is able to use the USDT for trading purposes at its discretion and is able to obtain substantially all of the remaining benefits, and the quantity of USDT that Bitdeer is able to redeem is based on the value of the trading account rather than the amount invested. So the transfer does not contain any repurchase provision and the derecognition criteria under IAS 38 paragraphs 112 and 114 have been met.

For Type B wealth management product, Matrixport Group receives the USDT and based on its customary business practice, promised to repay the same quantity of USDT plus interest to Bitdeer. The mechanism is similar to a lending arrangement and because Matrixport Group’s repayment is fixed in the same quantity, Matrixport Group does not obtain substantially all benefits from the USDT invested and thus does not obtain control. In other words, the repurchase provision exists and the derecognition criteria is not met.

Initial measurement	The receivable or the host contract is initially measured at fair value of the USDT surrendered to pay for the purchase of the product as the fair value of the unit of interest received cannot be reliably determined, pursuant to IFRS 15 paragraphs 66 and 67.	USDT continues to be accounted for as cryptocurrency at cost

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

Subsequent measurement	The embedded derivative is recorded at fair value based on the change in fair value of the trading account. Any subsequent impairment in the receivable to USDT, including consideration on the credit risk is accounted for under IAS 36.	Impairment on the USDT, including decline in the value of USDT and the credit risk from the counterparty, is accounted for under IAS 36.	The embedded derivative recognized in type A arrangement is accounted for under IFRS 9 but the USDT in Type B is accounted for under IAS 38.

10.	Please provide the accounting process for the initial and subsequent measurement of the operating lease and explain whether the change in the value USDT has been considered and the process Bitdeer conducted to consider the credit risk.

The Company respectfully advises the Staff the following:

The nature of the Type B wealth management product is similar to that of the USDT lending. Initial and subsequent measurement are the same as those for USDT lending.

The purchase of Type B wealth management product is accounted for as an operating lease, and the initial and subsequent measurement of the operating lease follows lessor accounting for operating lease under IFRS 16.

For initial measurement, the USDT used to purchase the Type B wealth management product is not derecognized and remains in Bitdeer’s statement of financial position. The balance is included in the cryptocurrency account and continues to be accounted for at cost following the accounting policy of cryptocurrency pursuant to IFRS 16 paragraph 88. For subsequent measurement, as the lessor, Bitdeer recognizes lease income (or interest income) on a straight-line basis over the term of the lease pursuant to IFRS 16 paragraph 81. In addition, according to IFRS 16 paragraph 85, Bitdeer applies IAS 36 to determine whether the USDT has been impaired.

Bitdeer considers two major risks associated with this type of arrangement, namely the price risk associated with the price changes of USDT, and the credit risk associated with the risk of collection from Martixport Group. These risks are considered within the scope of IAS 38 which refers to IAS 36, impairment of assets.

For the price risk of USDT, Bitdeer assesses whether there is any indication that the USDT is impaired by looking at the fair value of USDT and whether there is an adverse change in the market or legal environment that impacts the value of USDT. For the credit risk, Bitdeer assesses whether there is any indication that Matrixport Group is not able to return the leased asset (repay the USDT) by evaluating the financial soundness, system security as well as any adverse indications in operations (such as Matrixport Group’s failure to repay other lenders) of Matrixport Group on a regular basis. If such indication exists, Bitdeer will write down the carrying amount of the USDT to the recoverable amount. Bitdeer has made disclosures of the relevant risks in Note 4 a(i), a(iii) and b to the audited combined and consolidated financial statements on pages F-91, F-92 and F-93 of the DRS/A.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

During the periods covered by the audited and unaudited combined and consolidated financial statements, the volatility of USDT prices is relatively stable, and the effect of change in value of USDT is immaterial. The amount of lease income recognized is also immaterial.

11.	Please explain whether the wealth management product is a derivative, or contains a derivative.

The Company respectfully advises the Staff that the Type B wealth management product promised to payback the principal in a fixed quantity. As such, the principal portion is not subject to any variable and there is not an underlying associated with the principal. Therefore the principal does not contain a derivative. The interest rate varies based on Matrixport Group’s demand for each digital asset and the supply of that digital asset, which is a non-financial variable that is specific to Matrixport Group. This variable is also not an underlying according to IAS 39 paragraph 9 and IFRS 9 paragraph BA.5.

Bitdeer is aware that Matrixport Group stated in the Type B wealth management product agreement that under extreme market conditions, Bitdeer may not receive a return of the full amount deposited or the advertised rate of interest. Bitdeer believes this is a boilerplate language to remind the investors on the digital asset risk and such language is included in other arrangements offered by Matrixport Group, such the lending and type A wealth management product agreements. Bitdeer does not believe this would affect Bitdeer’s right to receive the quantity of USDT deposited and earned.

Based on the above, as there is no underlying associated with the USDT in the Type B wealth management product, Bitdeer does not believe the contract is or contains a derivative.

12.	Please explain whether the wealth management product is a financial instrument.

The Company respectfully advises the Staff that the Type B wealth management product represents Matrixport Group’s promise of repaying Bitdeer USDT in a certain quantity, which equals to the quantity of USDT Bitdeer paid when purchasing the wealth management product (the “principal”), and interest, expressed as a certain percentage of the quantity of the principal. The underlying contract dictates that the purchase or redemption will be settled in USDT.

Because the Type B wealth management product is not cash or an equity instrument of Matrixport Group, or can be settled in Matrixport Group’s equity instrument, and it does not contain a contractual right to receive cash or other financial asset, Bitdeer does not believe the investment in the Type B wealth management product is a financial asset according to IAS 32 paragraph 11.

13.	Please advise the accounting alternatives that were considered.

The Company respectfully advises the Staff that Bitdeer has considered the accounting alternative to derecognize the USDT transferred to purchase the Type B wealth management product and recognize a receivable for the right to receive the USDT. The receivable will be accounted for as a host contract with a derivative which captures the change in the value of USDT and the credit risk for the receivable will be considered under IFRS 9. Bitdeer recognizes that such accounting alternative better captures the changes in value of the contract and IFRS 9 offers a robust framework to address the credit risk in the contract. However, as USDT is accounted for as an intangible, based on existing accounting framework under IAS 38 Intangible assets, the control of USDT is not transferred upon lending as Matrixport Group promised to repay the same type of cryptocurrency in the same quantity and, as a result, the derecognition criteria under IAS 38 is not met. Based on such reason, Bitdeer did not further apply this accounting alternative. Bitdeer has also considered the facts and circumstances of the Type B wealth management product, noting 1) the underlying crypto asset is USDT of which the value is relatively stable in normal market conditions; and 2) Bitdeer’s investment policy is to redeem all such investments within the same quarter. Therefore, the financial statement impact aligns under both current accounting treatment and the accounting alternative for Bitdeer.

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

December 21, 2022

14.	Please explain whether Bitdeer is exposed directly or indirectly to the FTX bankruptcy.

The Company respectfully advises the Staff that Bitdeer is not exposed to the FTX bankruptcy, through Matrixport Group or otherwise. Bitdeer has been careful in selecting financial products to limit its exposure to counterparty risk. Bitdeer expects to collect or fully redeem all lending or wealth management products previously purchased from Matrixport Group by the end of December of 2022 and Bitdeer does not foresee any issues with such collection or redemption. In light of recent concerns over the lack of regulations with regards to digital asset based products in general, Bitdeer does not anticipate to enter into any digital asset based lending or wealth management products with Matrixport Group or otherwise, unless there is regulation of such product by a competent authority to scrutinize the product design and related investment activities, which helps to ascertain the transparency in the market value of such products as well as the risk level they are associated with. That being said, the decrease in Bitcoin price resulted from the FTX bankruptcy is expected to negatively impact Bitdeer’s mining yields.

*         *        *

55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP